CenturyTel personal touch advanced communications

EMBARQ

Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732



A Win for Customers, Employees and Communities

Merger of CenturyTel and EMBARQ

Safe Harbor Language

This document contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "may", "can", "believe", "expect", "project", "intend", "likely", similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the approval of the EMBARQ stockholders or CenturyTel stockholders for the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. EMBARQ and CenturyTel undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to EMBARQ's and CenturyTel's most recent Form 10-K, 10-Q and 8-K reports.

Additional Information

CenturyTel and EMBARQ will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: EMBARQ Shareholder Relations. CenturyTel, EMBBARQ and the respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel's directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Expanding Opportunities for Customers

- **Combining two industry-leading, customer-focused communications providers with deep roots serving urban and rural markets, along with strong growth opportunities fostered by investment and innovation**
- **Providing the combined company with greater financial and operational resources to deliver long-term value for businesses and consumers**
  - Expanded networks, knowledge and experience create a stronger company with the ability to deliver a broader range of products and services more quickly and efficiently to a large customer base
  - Combined company comprises operating presence in 33 states with approximately eight million access lines, two million broadband customers and 400,000 video subscribers
  - CenturyTel's nearly 17,000 mile LightCore fiber network enables transport efficiencies and an attractive product portfolio for businesses and consumers

EMBARQ
CENTURYTEL

Leading Communications Provider



EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber
CLEC/Metro Fiber Rings

- Local Operations in 33 States
- Approximately
  - 8 Million Access Lines
  - 2 Million Broadband Customers
  - 400,000 Video Subscribers

Serving our Communities with a Full Suite of Solutions

- **Well-positioned to leverage new and existing network and operational synergies to bring innovative technology and product solutions to both urban and rural markets**
  - Broadband – Combined company expects to be a leading broadband provider delivering increased coverage, higher speeds, increased value and greater choice to all customer segments
  - IPTV – CenturyTel has already launched viable cable alternative with IPTV service in two markets with strong customer acceptance
  - Wireless – CenturyTel's 700 MHz spectrum creates opportunity to enhance customers' broadband experience with wireless data and voice capabilities in multiple states
  - IP Solutions for Business – EMBARQ offers IP products, including managed services and security solutions, that support businesses of all sizes
  - Wholesale – Stronger Wholesale Division that will continue to develop and sell network services to wireless providers, interexchange carriers, cable companies, pay telephone providers, and incumbent and competitive local exchange carriers

EMBARQ
CENTURYTEL

Enhancing Employees' Options

- **Employees will continue to be a core component of the combined company's success. CenturyTel and EMBARQ share a culture of strong commitment to customers, employees and communities**
  - Enhanced scale and resources of the larger, stronger combined company is expected to create employment and new professional development opportunities over the long term, including in broadband and IP
  - Committed to providing a comprehensive and competitive compensation and benefits package for all employees in order to attract and retain the talent needed to drive the company forward
  - Key drivers of value include reduction of corporate overhead, elimination of duplicate functions, enhanced revenue opportunities and increased operational efficiencies through adoption of best practices and capabilities from each company
- **Corporate headquarters will remain in Monroe, Louisiana, CenturyTel's current headquarters**
- **A significant presence will be maintained in Overland Park, Kansas, EMBARQ's current headquarters**

Experienced Leadership Team

- **CenturyTel's management team will be enhanced by addition of EMBARQ executives**
  - Glen Post, currently CenturyTel's Chairman and CEO, will continue to lead as Chief Executive Officer
  - Tom Gerke, currently EMBARQ's CEO, will assume the role of executive Vice-Chairman
  - The senior leadership team will include Karen Puckett, Chief Operating Officer and Stewart Ewing, Chief Financial Officer

- **Board to be composed of directors from both companies**
  - 8 Directors from CenturyTel
  - 7 Directors from EMBARQ
  - Bill Owens, currently EMBARQ's non-executive Chairman, will be the non-executive Chairman of the combined company
  - Harvey Perry will continue in his role as CenturyTel's non-executive Vice-Chairman

EMBARQ

CENTURYTEL

Greater Financial Strength and Stability

- Transaction Structure: stock-for-stock transaction; EMBARQ stockholders to receive 1.37 shares of CenturyTel common stock for each share of EMBARQ common stock
- Transaction Value: $11.6 billion as of signing, including net debt of $5.8 billion as of 9/30/2008
- Pro Forma ownership: approximately 34 percent CenturyTel stockholders/66 percent EMBARQ stockholders
- Combined company anticipates having financial characteristics consistent with those of companies rated "investment grade" – a characteristic that each of CenturyTel and EMBARQ possess today
- Combined company expects to have the financial stability and access to capital to continue to provide reliable and innovative services in the increasingly competitive communications marketplace

How The Merger Will Work


CenturyTel, Inc.
Acquisition Co. Sub.
merger
EMBARQ Corp.
EMBARQ Corp. Sub.
CenturyTel, Inc.
EMBARQ Corp.

- ✦ Acquisition Co. Subsidiary will merge with and into EMBARQ Corporation
- ✦ EMBARQ Corporation becomes wholly-owned subsidiary of CenturyTel, Inc.

Roadmap to Completion

- **Federal Regulatory Approvals**
  - Department of Justice
  - Federal Communications Commission
  - Securities and Exchange Commission
- **State Regulatory Approvals**
- **Stockholder Approvals**
  - CenturyTel Stockholders
  - EMBARQ Stockholders
- **Expect closing in second quarter of 2009, subject to obtaining necessary approvals**

www.centurytelembarqmerger.com